Exhibit 99.1

NEWS RELEASE

Enbridge Announces Offer by Spectra Energy Capital, LLC to Purchase Debt Securities

CALGARY, ALBERTA, June 27, 2017 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company), announced today the commencement of cash tender offers by its wholly-owned subsidiary, Spectra Energy Capital, LLC (Spectra Capital), for the debt securities of Spectra Capital. The tender offers consist of offers to purchase for cash the following securities issued by Spectra Capital (collectively the Notes):

1)             any and all (the Any and All Tender Offer) of the 8.00% senior unsecured notes due 2019 (the Any and All Notes); and

2)             up to US$600,000,000 (the Aggregate Maximum Repurchase Amount) in aggregate principal amount (the Maximum Tender Offer and, together with the Any and All Tender Offer, the Offers) of the 7.50% senior unsecured notes due 2038, the 6.75% unsecured notes due 2032, the 6.75% senior unsecured notes due 2018, the 6.20% unsecured notes due 2018, the 5.65% unsecured notes due 2020, and the 3.30% unsecured notes due 2023 (collectively, the Maximum Tender Offer Notes).

The Offers are summarized in the tables below and are being made pursuant to an Offer to Purchase dated June 27, 2017 (the Offer to Purchase), which sets forth a more detailed description of the Offers and can be accessed at the link below. The Maximum Tender Offer is subject to the Acceptance Priority Levels noted in the second table below.

Any and All of the US$500,000,000 of the Initial Principal Amount of the Outstanding Securities Listed Below:

Security (CUSIP No.)	Initial Principal Amount		U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread
8.00% senior unsecured notes due 2019 (26439RAH9)	US$	500,000,000	1.00% UST due 09/30/2019	FIT5	+25 bps

Up to US$600,000,000 in Aggregate Principal Amount of the Outstanding Securities Listed Below:

Security (CUSIP No.)	Initial Principal Amount		Acceptance Priority Level	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread	Early Tender Payment (a)(b)
7.50% senior unsecured notes due 2038 (84755TAC1)	US$	250,000,000	1	3.00% UST due 02/15/2047	FIT1	+215 bps	$30
6.75% senior unsecured notes due 2032 (26439RAK2)	US$	240,000,000	2	3.00% UST due 02/15/2047	FIT1	+175 bps	$30
6.75% senior unsecured notes due 2018 (26439RAC0)	US$	150,000,000	3	1.25% UST due 05/31/2019	FIT1	+35 bps	$30
6.20% senior unsecured notes due 2018 (84755TAA5)	US$	500,000,000	4	0.75% UST due 04/15/2018	FIT3	+40 bps	$30
5.65% senior unsecured notes due 2020 (84755TAD9)	US$	300,000,000	5	1.50% UST due 06/15/2020	FIT1	+65 bps	$30
3.30% senior unsecured notes due 2023 (84755TAE7)	US$	650,000,000	6	1.75% UST due 05/31/2022	FIT1	+140 bps	$30

(a)         Per US$1,000 principal amount.

(b)         The Total Consideration (as defined below) for Maximum Tender Offer Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase is calculated using the applicable Fixed Spread (as defined below) and is inclusive of the Early Tender Payment. The Total Consideration is subject to the Aggregate Maximum Repurchase Amount and proration in accordance with the Acceptance Priority Levels, as more fully set forth in the Offer to Purchase (as defined below).

The Any and All Tender Offer will expire at 5:00 p.m. New York City time on July 6, 2017, unless extended or earlier terminated (the Any and All Tender Expiration Date). Holders of the Any and All Notes must validly tender and not validly withdraw their Any and All Notes prior to or at the Any and All Tender Expiration Date to be eligible to receive the Total Consideration for such Any and All Notes.

The Maximum Tender Offer will expire at 12:00 a.m., midnight, New York City time on July 25, 2017, (one minute after 11:59 p.m., New York City time, on July 25, 2017), unless extended or earlier terminated (the Maximum Tender Expiration Date). Holders of the Maximum Tender Offer

Notes must validly tender and not validly withdraw their Maximum Tender Offer Notes prior to or at 5:00 p.m. New York City time on July 11, 2017, unless extended or terminated earlier (the Early Tender Date), to be eligible to receive the Total Consideration for such Maximum Tender Offer Notes, which is inclusive of an amount in cash equal to the applicable amount set forth in the second table above under the heading Early Tender Payment (the Early Tender Payment). Holders of the Maximum Tender Offer Notes who validly tender their Maximum Tender Offer Notes after the Early Tender Date but prior to or at the Maximum Tender Expiration Date will be eligible to receive the Total Consideration for such Maximum Tender Offer Notes less the amount of the Early Tender Payment.

Spectra Capital will allocate the Aggregate Maximum Repurchase Amount to purchase Maximum Tender Offer Notes. All Maximum Tender Offer Notes tendered prior to or at the Early Tender Date will be accepted based on the Acceptance Priority Levels noted in the second table above and will have priority over Maximum Tender Offer Notes tendered after the Early Tender Date, regardless of the Acceptance Priority Levels of the Maximum Tender Offer Notes tendered after the Early Tender Date. Subject to applicable law, Spectra Capital may increase or decrease the amounts of cash available for purchase of any of the Maximum Tender Offer Notes in its sole discretion.

The applicable consideration (the Total Consideration) payable for each US$1,000 principal amount of Notes of each series validly tendered and accepted for payment pursuant to the Offers will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Note (the Fixed Spread) specified in the table above plus the applicable yield to maturity based on the bid-side price of the applicable U.S. Treasury Notes specified in the applicable table above, calculated as of 11:00 a.m. New York City time on July 6, 2017, in the case of the Any and All Tender Offer, and at 11:00 a.m. New York City time on July 12, 2017, in the case of the Maximum Tender Offer, in each case unless extended or terminated earlier. In addition to the Total Consideration, Spectra Capital will also pay accrued and unpaid interest on Notes purchased up to, but not including, the applicable settlement date. The settlement date for the Any and All Offer is expected to be promptly after the expiration of the Any and All Offer, which is expected to be July 7, 2017. The settlement date for the Maximum Tender Offer Notes validly tendered and accepted for payment on the Early Tender Date is expected to be promptly after the Early Tender Date, which is expected to be July 13, 2017. The settlement date for the Maximum Tender Offer Notes validly tendered and accepted for payment after the Early Tender Date is expected to be promptly after the expiration of the Maximum Tender Offer, which is expected to be July 26, 2017.

The Any and All Notes may be validly withdrawn at any time prior to or at 5:00 p.m. New York City time on July 6, 2017, unless such date and time is extended or earlier terminated by Spectra Capital, but not thereafter. The Maximum Tender Offer Notes may be validly withdrawn at any time prior to or at 5:00 p.m. New York City time on July 11, 2017, unless such date and time is extended or earlier terminated by Spectra Capital, but not thereafter.

The obligation of Spectra Capital to accept for purchase and to pay the Total Consideration and the accrued and unpaid interest on Notes purchased pursuant to the Offers is not subject to any minimum tender condition, but is subject to satisfaction or waiver of certain other conditions described in the Offer to Purchase. These conditions include Enbridge’s having closed, on terms and conditions satisfactory to Enbridge, one or more offerings of senior unsecured notes in an aggregate principal amount of not less than US$1,100,000,000. Enbridge is commencing such an offering concurrently with the Offers. Enbridge’s current intention is to not issue any further public securities from Spectra Capital.

Spectra Capital has retained J.P. Morgan Securities LLC and Citigroup Global Markets Inc. to serve as dealer managers for the Offers. D.F. King & Co., Inc. has been retained to serve as the information agent and the depositary for the Offers.

Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

Questions regarding the Offers may be directed to: J.P. Morgan Securities LLC at 866-834-4666 (toll free) or 212-834-3424 or Citigroup Global Markets Inc. at (800) 558-3745 (toll free) or 212-723-6106. The Offer to Purchase and the notice of guaranteed delivery being provided in connection with the Any and All Notes may be accessed at the following link: http://www.dfking.com/spectra or obtained from D.F. King & Co., Inc., free of charge, by calling toll-free at (877) 783-5524 (bankers and brokers can call collect at 212-269-5550).

This news release shall not be construed as an offer to purchase or sell or a solicitation of an offer to purchase or sell any of the Notes or any other securities. Spectra Capital, subject to applicable law, may amend, extend or terminate the Offers and may postpone the acceptance for purchase of, and payment for, the Notes so tendered. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of Spectra Capital, Enbridge, the dealer managers, the information agent or the depositary makes any recommendations as to whether holders of the Notes should tender their Notes pursuant to the Offers.

Forward-Looking Statements

Forward-looking information, or forward-looking statements, has been included in this news release to provide information about the Company and its subsidiaries (including Spectra Capital). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included in this news release include, but are not limited to, the expiration and settlement date of the Offers, the date up to which tendered Notes can be withdrawn, the allocation of the Aggregate Maximum Repurchase Amount, the acceptance of the Maximum Tender Offer Notes based on the Acceptance Priority Levels, the closing of one or more offerings of senior unsecured notes by the Company, and Enbridge’s intention not to issue any further public securities from Spectra Capital.

Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining, but not limited to, the completion of the Offers; the offering of the senior unsecured notes, financial strength and flexibility; debt and equity market conditions; economic and competitive conditions; and exchange, inflation and interest rates. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 64% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	Toll free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com